Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Announces Doubling of Dividend, Preliminary Fourth
     Quarter 2007 Subscriber Statistics and 2008 Guidance

     Annual Dividend Doubled from $0.50 to $1.00 per Share and Share
     Repurchase Authorized in Form of Normal Course Issuer Bid;

     Continued Solid Subscriber Growth in Both Wireless and Cable Businesses
     Reported for Fourth Quarter 2007;

     Guidance Established for Continued Double-Digit Revenue and Operating
     Profit Growth in 2008

     TORONTO, Jan. 7 /CNW/ - Rogers Communications Inc. ("Rogers" or "RCI")
today announced a significant increase to its annual dividend, the authorization for a share repurchase program, preliminary fourth quarter 2007 subscriber results and full year 2008 guidance ranges for selected financial and operating statistics.
     Commenting on today's announcements, Ted Rogers, President and CEO of
Rogers said, "The actions taken today by our Board of Directors recognize the solid financial performance and strategic positioning of Rogers combined with our trajectory for continued double-digit revenue and operating profit growth in 2008."
     "We ended 2007 with good subscriber results reflective of healthy demand in the markets we serve and the quality of our service offerings, but we also have much work to do in continuing to develop and reinforce our platforms to secure continued growth into the future," said Ted Rogers. "Our plan for 2008 strikes a healthy balance between the continued delivery of profitable growth, the return of increasing amounts of our growing free cash flow to shareholders, and the investments that will help assure such growth continues well into the future."

     Dividend Increase and Share Repurchase

     The RCI Board of Directors has approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting ("Class A") and Class B
Non-Voting ("Class B") share effective immediately. The new annual dividend of
$1.00 per share will be paid in quarterly amounts of $0.25 per each outstanding Class A and Class B share. Such quarterly dividends are only payable as and when declared by Rogers' Board of Directors and there is no entitlement to any dividend prior thereto.
     At the same time, Rogers also announced that an application for a repurchase of its Class B shares in the form of a Normal Course Issuer Bid
("NCIB") is being filed with the Toronto Stock Exchange. The Rogers Board of
Directors has authorized the maximum number of Class B shares which may be purchased pursuant to the NCIB to be the lesser of 15 million Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.

     <<

     Selected Preliminary Fourth Quarter 2007 Subscriber Statistics

     -------------------------------------------------------------------------
                             Three Months            Twelve Months
                             Ended December 31       Ended December 31
     -------------------------------------------------------------------------
     (Subscriber
      statistics
      in thousands,
      except churn)        2007     2006   Change      2007     2006   Change
     -------------------------------------------------------------------------

     Wireless Postpaid
      Retail Subscri-
      bers                                          5,914.3  5,398.3    516.0
       Gross additions    361.5    384.5    (23.0)  1,352.0  1,375.2    (23.2)
       Net additions      158.3    189.3    (31.0)    580.9    580.1      0.8
       Adjustment to
        postpaid
        subscriber
        base(1)                                       (64.9)       -    (64.9)
       Churn %             1.17%    1.24%   -0.07%     1.15%    1.32%   -0.17%

     Wireless Prepaid
      Retail
      Subscribers                                   1,424.2  1,380.0     44.2
       Gross additions    156.3    181.1    (24.8)    635.0    615.4     19.6
       Net additions       25.0     55.2    (30.2)     69.7     30.2     39.5
       Adjustment to
        prepaid
        subscriber
        base(1)                                       (25.5)       -    (25.5)
       Churn %             3.12%    3.14%   -0.02%     3.42%    3.70%   -0.28%
     -------------------------------------------------------------------------

     Total Wireless
      Retail
      Subscribers                                   7,338.5  6,778.3    560.2
       Gross additions    517.8    565.6    (47.8)  1,987.0  1,990.6     (3.6)
       Net additions      183.3    244.5    (61.2)    650.6    610.3     40.3
       Adjustment to
        subscriber
         base(1)                                      (90.4)       -    (90.4)

     Basic Cable
      Subscribers                                   2,295.4  2,277.1     18.3
       Net additions       20.0     10.7      9.3      18.3     13.3      5.0

     Digital Cable
      Households                                    1,352.5  1,134.0    218.5
       Net additions       60.7     69.6     (8.9)    218.5    220.7     (2.2)

     Residential
      High-speed
      Internet
      Subscribers(2)(5)                             1,465.4  1,296.6    168.8
       Net additions       46.3     47.4     (1.1)    164.5    160.4      4.1

     Residential Cable
      Telephony
      Subscribers                                     655.8    365.9    289.9
       Net additions(3)    65.3     95.1    (29.8)    289.9    318.0    (28.1)

     Residential
      Circuit-Switched
      Telephony
      Subscribers(2)(3)                               334.2    349.6    (15.4)
       Net additions
        (losses)           (3.4)    (8.4)     5.0     (36.6)   (41.2)     4.6
     -------------------------------------------------------------------------
     Revenue Generating
      Units (RGU's)(4)(5)                           6,103.3  5,423.2    680.1
       Net additions      188.9    214.4    (25.5)    654.6    671.2    (16.6)
     -------------------------------------------------------------------------

     1. During the second quarter of 2007, Wireless decommissioned its
        Time Division Multiple Access ("TDMA") and analog network and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 64,900 subscribers from Wireless' postpaid subscriber base and the removal of approximately 25,500 subscribers from Wireless' prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn or net additions.

     2. Included in total subscribers are approximately 4,300 residential high-speed Internet and 21,200 residential circuit-switched telephony subscriber lines acquired from Futureway in June 2007.

     3. Includes approximately 2,100 and 41,800 migrations from residential circuit-switched telephony to residential cable telephony for the three and twelve months ended December 31, 2007, respectively
        (2006 - 13,100 and 36,700 respectively).

     4. Residential cable revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and
        circuit-switched telephony subscribers.

     5. Prior year high-speed Internet subscribers and RGUs have been reclassified to conform to the current year presentation.

     Full Year 2008 Financial and Operating Guidance

     The following table outlines guidance ranges and assumptions for selected financial and operating statistics for 2008. This information is forward-looking and should be read in conjunction with the section below entitled 'Caution Regarding Forward-Looking Statements' and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

     Full Year 2008 Guidance
                                                           -------------------
     ---------------------------------------------------           2008
     (Millions of dollars, except subscribers)               Guidance Range
     ---------------------------------------------------   -------------------

     Consolidated
       Revenue(1)                                          $11,200 to $11,500
       Operating profit (as adjusted)(2)                     4,000 to   4,200
       Additions to property, plant and equipment
        ("PP&E")                                             1,900 to   2,100
       Free cash flow(3)                                     1,400 to   1,600

     Supplementary Detail:

     Revenue
       Wireless (network revenue)                          $ 5,800 to $ 5,900
       Cable Operations(4)                                   2,900 to   2,950
       Media                                                 1,525 to   1,575

     Operating profit (as adjusted)(2)
       Wireless(5)                                         $ 2,875 to $ 2,975
       Cable Operations(4)                                   1,130 to   1,190
       Media(6)                                                165 to     180

     Additions to PP&E(7)
       Wireless                                            $   850 to $   925
       Cable Operations(4)                                     750 to     830
       Media                                                    80 to      95

     Net subscriber additions (000's)
       Retail wireless postpaid and prepaid                    550 to     625
       Residential cable revenue generating units
        (RGUs)(8)                                              550 to     625
     -------------------------------------------------------------------------

     1. In addition to Wireless Network, Cable Operations and Media revenue, includes revenue from Wireless equipment, Rogers Business Solutions,
        Rogers Retail and Corporate items and eliminations.

     2. Excludes stock-based compensation expense and integration and restructuring related expenditures.

     3. Free cash flow is defined as operating profit (as adjusted) less
        PP&E expenditures and interest expense and is not a term defined under
        Canadian GAAP.

     4. Includes cable television, residential high-speed Internet and residential telephony activities; excludes Rogers Business Solutions and Rogers Retail.

     5. Excludes operating losses related to the Inukshuk fixed wireless initiative estimated at $25-$30 million in 2008.

     6. Includes losses from Sports Entertainment estimated at $20-$25 million in 2008.

     7. Excludes PP&E expenditures related to integration activities and the
        Inukshuk fixed wireless initiative.

     8. Residential cable revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and
        circuit-switched telephony subscribers.

     >>
     The 2008 additions to PP&E and free cash flow guidance does not include the potential acquisition of wireless spectrum from the Canadian Government during an auction scheduled to begin in May 2008 in which Rogers currently intends to participate. The guidance for 2008 PP&E expenditures includes the following incremental investment initiatives currently contemplated in addition to the recurring investments required to grow and maintain the current operations of Rogers' businesses.
     During 2008 Wireless intends to expand its High-Speed Packet Access
("HSPA") 3.5G network coverage beyond the current 58% of the population in its coverage area, to continue to increase data throughput speeds across the HSPA network and to also make significant investments in the capacity of its backhaul facilities. Wireless will also continue to invest to maintain its network quality leadership position, as well as in initiatives to improve the reliability, redundancy and survivability of the wireless network.
     During 2008 Cable intends to invest in the deployment of switched digital video technology which will enable it to significantly expand capacity for new digital and high-definition services. In addition, Cable will invest to expand
Internet capacity to meet increasing usage demands, to accommodate continued
expansion of its digital cable and telephony customer bases, to upgrade many of the remaining rural systems to 860MHz bandwidth to enable the provision of new services in those markets, and to improve the reliability, redundancy and survivability of the cable network.
     During 2008 Media intends to build out a new state-of-the-art production facility to house its Citytv and OMNI television operations in Toronto, as well as to complete the new national high-definition studio facility of
Sportsnet and to build and launch two new OMNI television stations in Edmonton and Calgary.
     During 2008, at the corporate level Rogers intends to invest in a business transformation initiative to begin designing and developing new and enhanced customer billing and operating support systems and related infrastructure for the Wireless and Cable businesses. In addition, RCI intends to invest in improvements to certain of its corporate owned real estate facilities across the country.

     Fourth Quarter 2007 Financial Results

     Rogers currently expects to release its fourth quarter 2007 financial and operating results on February 22, 2008 in the morning prior to the opening of
North American financial markets.

     About the Company

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network.
Through Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
(TSX: RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For
further information about the Rogers group of companies, please visit
www.rogers.com.

     Caution Regarding Forward-Looking Statements

     This release includes forward-looking statements and assumptions concerning the future performance of the Company's business, its operations and its financial performance and condition approved by management on the date of this press release and is provided for the purpose of providing to shareholders management's current views as to guidance ranges for 2008 selected financial and operating ranges.  Such views may not be appropriate for other purposes and, in any event, is only current as of the date hereof.
These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.  These forward-looking statments include, but are not limited to, guidance relating to revenue, operating profit and PP&E expenditures and free cash flow, expected growth in subscribers, the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

     We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecast set out in such forward-looking information, see the MD&A sections of our 2006
Annual Report entitled "Risks and Uncertainties" (found on pages 53 to 59), as well as the "Updates to Risks and Uncertainties" and "Government Regulation
and Regulatory Developments" sections of our third quarter 2007 quarterly
MD&A. Our annual and quarterly reports can be found at www.rogers.com,
www.sedar.com, and www.sec.gov.

     %SEDAR: 00003765E          %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan Innes,
(416) 935-3525, jan.innes(at)rci.rogers.com; Wireless and Cable - Taanta Gupta,
(416) 935-4727, taanta.gupta(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 07:40e 07-JAN-08